July 13, 2007
VIA EDGAR
Jill Davis
Branch Chief
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Alon USA Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2007
Filed May 10, 2007
File No. 1-32567
Dear Ms. Davis:
          On behalf of Alon USA Energy, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 3, 2007 (the “Comment Letter”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006 and the Form 10-Q for the Quarterly Period Ended March 31, 2007, we are providing the Staff with our written responses as requested therein.
          For convenience, each of your comments is repeated and set forth in bold before the responses.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Reconciliation of Amounts Reported Under Generally Accepted Accounting Principles, page 62
1.	We note that you define EBITDA as earnings before minority interest in income of subsidiaries, income tax expense, interest expense, depreciation and amortization. This definition is not consistent with the definition of EBITDA included in the adopting release of the Conditions for Use of Non-GAAP Financial Measures, which defines EBITDA as earnings (net income) before interest, taxes, depreciation, and amortization. As such, please revise

U.S. Securities & Exchange Commission
Division of Corporate Finance
July 13, 2007

your disclosure to identify your financial measure as something other than EBITDA and include the applicable disclosures required by Item 10(e) of Regulation S-K.
          Response: In response to the Staff’s comment, we propose in future filings in which it is applicable, to limit the use of the term “EBITDA” to refer to measures calculated as earnings (net income) before interest, taxes, depreciation and amortization and to use other terminology, such as “Adjusted EBITDA,” to refer to measures that exclude different or additional items from earnings (net income), such as minority interest in income of subsidiaries or gain on disposition of assets, and to include the applicable disclosures required by Item 10(e) of Regulation S-K.
Controls and Procedures, page 64
Disclosure Controls and Procedures, page 64
2.	You disclose that your officers have concluded that your “...disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also “...include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2007.
          Response: In response to the Staff’s comment, we propose in future filings in which it is applicable, to modify the conclusions of our officers regarding the effectiveness of the Company’s disclosure controls and procedures to specifically

U.S. Securities & Exchange Commission
Division of Corporate Finance
July 13, 2007

include, without limitation, the conclusions of our officers regarding controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to make timely decisions regarding required disclosure.
Notes to Consolidated Financial Statements, page F-9
Note 12 Accrued Liabilities, page F-24
3.	We note your disclosure that your asset retirement obligation includes dismantlement and disposal of certain pipeline, terminal and refinery assets, and that the amount of asset retirement obligation as of December 31, 2006 is $6,216,000. Given the significant size and magnitude of your refining and transportation obligations, it would seem that your obligation for dismantling and disposal of such activities would be greater than $6,216,000. Please tell us and revise your disclosure to explain which certain pipeline, terminal and refinery assets have been included within the determination of asset retirement obligations as prescribed by SFAS 143 and tell us, if applicable, which assets have not been included in the determination and the reason for their exclusion.
          Response:
          Our asset retirement obligation as of December 31, 2006 of $6,216,000 represents our legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. SFAS No. 143 requires an enterprise to recognize the fair value of an asset retirement obligation as a liability in the period in which it is incurred, if a reasonable estimate of fair value can be made.
          Our asset retirement obligation reflects the present value of the estimated liabilities associated with the following asset retirement activities: the cleaning of lines and removal of catalysts in the processing units at the refineries; the cleaning of all tanks and removal of sludge at the refineries and terminal locations; the demolition of loading racks and site restoration at the terminal locations; the removal of product and dismantlement of pump stations for pipelines (the vast majority of pipelines used in our operations are owned and operated by third parties with only a small portion owned and operated by us); and the removal of underground storage tanks, associated environmental testing and removal of our brand signs for all retail locations.
          Our asset retirement obligation does not reflect liabilities associated with the dismantlement of processing units for the refineries, which units make up the majority of

U.S. Securities & Exchange Commission
Division of Corporate Finance
July 13, 2007

our refining assets (see Note 10 “Property, Plant and Equipment, Net” to the consolidated financial statements on pp. F-25 – F-26 of the Form 10-K).
          An asset retirement obligation was not recorded for this activity as the estimated settlement date or a sufficiently narrow range of settlement dates is not available. As a result, sufficient information with respect to the timing of settlement is not available to reasonably estimate fair value. In making this determination we considered the following factors addressed in FIN 47 paragraph 5(b):
          (1) We have not had a past practice of abandoning assets and recording a retirement obligation.
          (2) The industry practice of refinery operations is to record very little, if any, asset retirement obligations because of the indeterminate settlement date.
          (3) Our intent is to maintain the assets and operate them indefinitely. We plan to make improvements to the assets as refining technology advances.
          (4) The estimated economic life for these assets is extended because our intent is to keep these assets in operation indefinitely and to continue to make improvements when possible. As an example, we schedule major refinery maintenance turnarounds at our refineries every four to five years, depending on the type of processing unit to address any outstanding maintenance issues, to optimize performance and to make any desired improvements.
          Because of the extended economic life of these assets, the range of time over which we may settle the obligation is wide and not considered narrow as discussed in Footnote 8 of paragraph 5(b) of FIN 47.
          In considering the factors noted above, we believe that our refineries have indeterminate lives for purposes of estimating asset retirement obligations because dates and ranges of dates upon which we would retire these assets cannot reasonably be estimated at this time. When a date or range of dates is narrowed and can reasonably be estimated for the retirement of any part of the refineries, we will estimate the costs of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.
          In response to the Staff’s comment, we propose in future filings in which it is applicable, to revise our footnote disclosure to include more detail. An example of such expanded footnote disclosure is attached to this letter as Exhibit A.
          As requested in the Comment Letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission
Division of Corporate Finance
July 13, 2007

          The Staff’s attention to our responses is greatly appreciated. If you have any questions regarding our responses contained in this letter, please do not hesitate to contact me at (972) 367-3669.

Sincerely,

/s/ Shai Even

Shai Even
Vice President and Chief Financial Officer

cc:	Mark Wojciechowski Jennifer Goeken U.S. Securities and Exchange Commission

Jeff D. Morris Harlin R. Dean Alon USA Energy, Inc.

Exhibit A
Proposed FAS 143 Note Disclosure for Alon USA Energy, Inc. Filings
     Alon adopted the Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), on January 1, 2003. SFAS No. 143 requires that Alon record the fair value of liability associated with an asset retirement obligation. No additional accrual was recorded under FIN 47.
     Alon has asset retirement obligations with respect to its refineries due to various legal obligations to clean and/or dispose of these assets at the time they are retired. However, the majority of these assets can be used for extended and indeterminate periods of time provided that they are properly maintained and/or upgraded. It is Alon’s practice and intent to continue to maintain these assets and make improvements based on technological advances. When a date or range of dates can reasonably be estimated for the retirement of these assets or any component part of these assets, Alon will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.
     Alon has recorded asset retirement obligations for the removal of underground storage tanks and the removal of brand signage at Alon’s owned and leased retail sites. The asset retirement obligation for storage tank removal on leased retail sites is accreted over the expected life of the underground storage tank which approximates the average retail site lease term.
     The following table summarizes the activity relating to Alon’s asset retirement obligations for the years ended December 31, 2006 and 2005:

	December 31,
	2006	2005
Balance at beginning of year	$2,211	$2,524
Accretion expense	145	53
Additional accretion due to change in risk free interest rate	394	—
Retirements	(124)	(366)
Additions	3,590	—

Balance at end of year	$6,216	$2,211

Approximately $3,524 relates to the acquisitions in 2006 (see Note 4).